CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity Index Total Return 3 Month ForwardSM, due November 27, 2013	46	$100,000	$4,600,000	$627.44

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 1084 (To Prospectus dated March 30, 2012, Series L Prospectus Supplement dated March 30, 2012, and Product Supplement CLN-3 dated April 4, 2012) November 20, 2012	Filed Pursuant to Rule 424(b)(2) Registration No. 333-180488

Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity Index Total Return 3 Month ForwardSM,

due November 27, 2013

Issuer:	Bank of America Corporation

Pricing Date:	November 20, 2012

Issue Date:	November 28, 2012

Stated Maturity Date:	November 27, 2013

Aggregate Principal Amount:	$4,600,000

Underlying Index:	The Dow Jones-UBS Commodity Index Total Return 3 Month ForwardSM (Bloomberg symbol: “DJUBSF3T”)

Starting Value:	614.7510

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-3.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.24% per annum, as described on page S-19 of product supplement CLN-3 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 27th of each calendar month, commencing on December 27, 2012.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Plus 0 basis points

Initial Optional Redemption Date:	November 28, 2012

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	90% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	06048WNL0

	Per Note	Total
Public Offering Price(1)	$100,000	$4,600,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$4,600,000

(1)	Plus accrued interest from November 28, 2012 if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the accompanying product supplement, page S-5 of the prospectus supplement, and page 8 of the prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about November 28, 2012 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

THE UNDERLYING INDEX

The Underlying Index is a three month forward version of the Dow Jones-UBS Commodity IndexSM Total Return. The Underlying Index follows the methodology of the Dow Jones-UBS Commodity IndexSM, except that the futures contracts used for calculating the Underlying Index are advanced, as compared to the Dow Jones-UBS Commodity IndexSM, such that the delivery months for the reference contracts are later than those of the corresponding reference contracts used for the Dow Jones-UBS Commodity IndexSM. The Underlying Index is published by Bloomberg L.P. under the ticker symbols “DJUBSF3T.”

The Dow Jones-UBS Commodity IndexSM Total Return reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity IndexSM. See “The Underlying Indices—Dow Jones-UBS Commodity IndexSM” beginning on page S-30 of product supplement CLN-3 for information about the Underlying Index. S&P Dow Jones Indices LLC (including its subsidiaries, “S&P Dow Jones Indices”) and UBS Securities LLC (“UBS Securities”) have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of S&P Dow Jones Indices and UBS Securities discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-3 entitled “Description of the Notes—Discontinuance of an Underlying Index” beginning on page S-28. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Dow Jones-UBS Commodity IndexesSM are a joint product of Dow Jones Opco, LLC (“Dow Jones Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities, and have been licensed for use. Dow Jones® and DJ are trademarks of Dow Jones Trademark Holdings LLC. UBS® is a registered trademark of UBS AG. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS AG, UBS Securities, Dow Jones Opco or any of their respective affiliates, makes any representation regarding the advisability of investing in the Notes.

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Underlying Index in the period from January 2007 through October 2012. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes.

PS-2

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of Bank of America Corporation, and the notes have been delivered against payment therefore as contemplated in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of Bank of America Corporation, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to our Registration Statement relating to the notes filed with the SEC filed on March 30, 2012.

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